400-62 W.8th Ave
Vancouver, BC V5Y 1M7
Canada
P: (604)682.6541
F: (604)682.1824
March 28, 2006

Effie Simpson
Division of Corporation Finance
US Securities and Exchange Commission
Washington, DC 20549
T/ (202) 551-3346
F/ (202) 772-9202

Dear Ms. Simpson:

In connection with Comments Letter dated March 21, 2006, the Company acknowledges the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings,
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any clarification of the above, I can be contacted at ekwong@jupiterglobal.net or (604) 682-6541 by phone or (702) 990-7990 by fax.

Sincerely,

By:	/s/ Edwin Kwong
Edwin Kwong
Chief Financial Officer Jupiter Global Holdings Corporation